UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the Semi-annual Period Ended September 30, 2023

ECO ALLIES INC.
(Exact name of registrant as specified in its charter)

Commission File Number: 024-11554

Nevada

(State or other jurisdiction of incorporation or organization)

85-3321231

(I.R.S. Employer Identification No.)

601 East Charleston Boulevard Suite 100

Las Vegas, NV 89401

(Address of principal executive offices)

818-326-6018

Issuer’s telephone number, including area code

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 1.Management’s Discussion and Analysis of Financial Condition and Results of Operations

Eco Allies Inc. ("EAI" or the "Company" "Us" or "We") is primarily engaged in the business of Climate Change Mitigation. We believe that our revenues will be achieved from generating and trading carbon offset credits, emission offset credits, Eco Allies’ planed branded biochar products, livestock feed and kitty litter, and the deployment of our proprietary Paulownia SuperGreenTrees™. The Company entered into a Joint Venture Agreement with Biochar Now, LLC. to establish a biochar production facility in Florida, and has expanded it to include a facility in in Mexico. EAI was incorporated in Nevada on July 29, 2020.  As of September 30, 2023 the company had no paid employees. EAI is based in Las Vegas, Nevada. Eco Allies® is a registered trademark of Eco Allies Inc.

EAI’s mission: Eco Allies® is pursuing opportunities in Climate Change Mitigation, including in Renewable and Sustainable Technologies.

A. Operating Results Overview

The Regulation A public offering began in June 28 2022. The Company believes that the impact of Covid-19 resulted in public offering investments being reduced.  The funds raised have not kept up with the required operating expenses to fund the operations. The Company was able to raise additional funds in the year ended March 31, 2023 has helped to support operations The Company is exploring alternative options to raise additional funding and continue operations into the future.

Results of Operations

The period of April 1, 2023 to September 30, 2023

The Regulation A public offering raised $377,500 from June 28, 2021 through September 30, 2023 to fund the startup phase of the company. A significant portion of the funds sought through the Regulation A public offering are planned to purchase land, equipment, and to set up various revenue generating programs. Administration expenses are limited until the acquisition of the land sought, the equipment to be placed, and the other revenue generation programs are able to be funded.

Operating Expenses for the period of April 1, 2023 to September 30, 2023 were $36,283, consisting of $31,227 for office, management, and legal and professional fees, and $5,056 for corporate promotion, transfer agent fees, and license fees.

The net loss for the period of April 1, 2023 to September 30, 2023 was ($36,283). This net loss was not inconsistent with  expectations for start-up of the Company. The continuing impact of the Covid-19 pandemic is believed to have had a negative impact on the investor contribution level on the Regulation A offering during 2021 and into 2022. The Company continues to raise capital through its Regulation A offering, although in an insignificant amount to complete its proposed use of funds for projects and activities. The Company’s Offering Circular No. 3 (Form 1-A POS) was filed on August 31, 2023 and was qualified (i.e., allowed to became effective) by the Securities and Exchange Commission (“SEC”) on September 5, 2023.

B. Liquidity and Capital Resources

We had net cash of negative $90 at September 30, 2023.

During the period of April 1, 2023 to September 30, 2023, the company incurred operating expenses of $36,283, which was covered by public investment contributions made in prior periods.

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C. Plan of Operations

Our plan of operation for the period of April 1, 2023 to September 30, 2023 and beyond is as follows:

At the time of this filing, the Company has not stopped its Regulation A offering activities. On August 31, 2023, the Company filed a Form 1-A POS to continue its ability to offer its securities under the original Form 1-A. The Form 1-A POS was qualified by the SEC on September 5, 2023 and so the Company can, and continues to, raise funds under Regulation A. The Company has continued to pursue business opportunities for the Company as new capital sources are sought. In September 2022, the Company filed a Form C and contracted with the crowdfunding portal, NetCapital, to raise $5,000,000. This crowdfunding effort has ended, and was not successful, having raised only about $11,911 ($10,727, net after crowdfunding fees), before it ended. The Company is actively seeking new capital sources or other options, however there is no guarantee that over the next 12 months such new funding will occur and without the necessary funding the Company would have to cease operations. Through various connections of Company officers and associates of them and the CEO John Honour, the Company has sought additional investors. In June of 2021, the Company entered into a Joint Venture Agreement (“JV”) with Biochar Now, LLC. to establish a biochar production facility in Florida (see below about expansion of the JV. The JV is to manufacture, distribute, and market EA branded biochar. The Company is the majority partner (75%) in the JV. In December 2021, the Company signed two licensing agreements with two companies by which those companies would license the Company’s proprietary SuperGreenTrees™ to those companies so that they could grow the trees. As of September 30, 2023, the Company has not received any payments from the licensees, and no longer expects that it ever will.

In June 2023, the Company signed a license agreement with Mexican company Aborescentum, to distribute all their live Paulownia Elongata invitros under Eco Allies’ SuperGreenTree trademark. No revenue has resulted from the agreement as of September 30, 2023. In July 2023, the Company and Biochar Now, LLC expanded their J/V Agreement's terms to include a second plant in Mexico, and increased the number of kilns for each plant to be built to 180 from 120, or 360 kilns in total. Building of the plants is dependent on the Company raising sufficient funds through its Regulation A filing, or by other means. Subsequent to the ending period of this filing, in early October 2023, the Company appointed a Chief Investment Officer, who also became a Director of the Company.

D. Trend Information

Based on the Company's results from the inception, EAI believes that interest in its Regulation A offering and platform has been steadily declining, and as of September 30, 2023, the Company has been able to keep operations running due to the services of its CEO and General Counsel pursuing fund raising and maintaining minimum requirements to keep the Company able to pursue raising funds in order to be able to commence its planned operational activities if the needed funding is received. The Company is exploring multiple possibilities of raising capital or other options to advance its operational plans. Subsequent to the ending period of this filing, the Company appointed a Chief Investment Officer, and who also became a Director of the Company. It is anticipated that she will be able to assist the Company in raising sufficient amounts to fund the planned operations of the Company, but there is no assurance of this taking place at the present time.

E. Off-Balance Sheet Arrangements

None

F. Critical Accounting Policies

None

G. Additional Company Matters

The Company has not filed for bankruptcy protection nor has it ever been involved in receivership or similar proceedings. The Company is not presently involved in any legal proceedings material to the business or financial condition of the Company. The Company does anticipate a material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets over the next 12 months.

Item 2. Other Information

None

Item 3. Subsequent Events

On October 3, 2023, the Company appointed Karen Francis Lawrence as its Chief Investment Officer, and she also became a Director of the Company.

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Item 4. Financial Statements

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BALANCE SHEET
As of September 30, 2023 (Unaudited)

ASSETS

Current Assets:
Cash in Bank	(90)
Loan to Affiliates	205,811
Total Current Assets	$205,721

Other Assets
SuperGreenTree™ Seeds	6,384
Total Other Assets	$6,384

TOTAL ASSETS	$212,105

LIABILITIES AND SHAREHOLDERS’ EQUITY

Liabilities:
Current Liabilities:
Accrued Expenses	11,241
Loan Payable	$48,000
Loan Payable-Related Party	9,277
Total Current Liabilities	$68,518

TOTAL LIABILITIES

Shareholders’ Equity:
Common stock, $.001 par value, 50,000,000 shares authorized, 5,558,911 issued and outstanding as of September 30, 2023	$5.559
Preferred Stock, $0.001 par value, 10,000 authorized, of which only Series A Preferred Stock, $0.001 par value, has 10 shares authorized, issued, and outstanding as of September 30, 2023	-
Additional Paid-in Capital	4,254,752
Accumulated Deficit	(4,116,725)

Total Stockholder’s Equity	$143,586

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$212,105

See accompanying notes, which are an integral part of these financial statements. In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included.

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ECO ALLIES INC.
STATEMENT OF OPERATIONS
For the period of April 1, 2023 to September 30, 2023 (Unaudited)

Income
Total Income	-
Gross Profit	0

Expenses
Advertising and Promotion	3,000
Bank Service Charges	253
Computer and Internet Expenses	272
Office Supplies	46
Legal & Professional Fees	25,500
Consulting Fees	4,000
Filing Fees and Business License	956
Internet Provider	156
Transfer Agent Fees	1,100
Total Expenses	36,283
Net Operating Income	(36,283)
Net Income	(36,283)

See accompanying notes, which are an integral part of these financial statements. In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included.

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ECO ALLIES INC.

STATEMENT OF STOCKHOLDER’S EQUITY

(Unaudited)

	Common Stock		Preferred Stock, Series A		Additional Paid-in	Accumulated	Total Shareholder’s
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance, April 1, 2023	5,558,911	$5,559	10	-	$4,254,752	$(4,080,442)	$179,870)

Net Income/(Loss)						(36,283)	(36,283)
Balance, September 30, 2023	5,558,911	$5,559	10	-	$4,254,752	($4,116,725)	$143,587

See accompanying notes, which are an integral part of these financial statements. In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included.

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ECO ALLIES INC.
STATEMENT OF CASH FLOWS
For the period of April 1, 2023 to September 30, 2023
(Unaudited)

Cash Flows from Operating Activities
Net Income/Loss	$(36,283)
Adjustments to reconcile net loss to net cash used:

Increase in Accrued Expenses	272
Net Cash Used in Operating Activities	$(36,011)

Investing Activities
Loan to Affiliates	$34,257
Net Cash Used in Investing Activities	(34,257)

Financing Activities
Advance from related party	5,956
Net cash provided by financing activities	5,956

Net decrease in Cash and Cash Equivalents	$(64,312)

Cash and Cash Equivalents at Beginning of Period	$64,221
Cash and Cash Equivalents at End of Period	$(90)

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	-
Cash paid for income taxes	-

See accompanying notes, which are an integral part of these financial statements. In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included.

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ECO ALLIES INC.

NOTES TO FINANCIAL STATEMENTS

As of September 30, 2023

NOTE 1 - NATURE OF OPERATIONS

Eco Allies Inc. (which may be referred to as the “Company,” “we,” “us,” or “our”) is to be engaged in the business of Climate Change Mitigation. Revenues are intended to be achieved from generating and trading carbon offset credits, emission offset credits, Eco Allies’ planed branded biochar products, livestock feed and kitty litter, and the deployment of our proprietary, Paulownia elongata, SuperGreenTrees™ for biomass, biochar, carbon offset credits, and other uses the trees have. The Company filed for a registered trademark designation for SuperGreenTrees™, which is in review and pending.

The Company incorporated in 2020 in the state of Nevada.  The Company is headquartered in Nevada.

Since Inception, the Company has received advances from its CEO and from investors in the Company’s common stock under a Form D filed in and a Regulation A public offering that became qualified through Securities and Exchange Commission (“SEC”) approval on June 28, 2022, and re-qualifed in 2022 and 2023, and through loans to fund its operations (see Note 6), and funds from revenue producing activities, if and when such can be realized.  The Company also filed a Form C, under which it used a crowdfunding platform. The Company only raised $11,991 ($10,727, net after crowdfunding fees) through it, and is no longer raising money through the platform. The Company has raised $377,500 from the Regulation A offering as of September 30, 2023.  The expenses incurred in operating the business have exceeded the funds realized from investor contributions.  These financial statements and related notes thereto do not include any adjustments that might result from the uncertainties if future investor contributions are not increased.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.  It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents.  Cash consists of currency held in the Company’s checking account. As of September 30, 2023, the Company was overdrawn $90 in its corporate checking account.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered.  Trade receivables are stated at the amount billed to the customer.  Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer.  As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances.  As of September 30, 2023, the Company had an outstanding receivable of $178,311 from its majority shareholder, Stereo Vision Entertainment, Inc. and an outstanding receivable from Stereo Vision’s wholly owned subsidiary, and EA’s sister company to Eco Allies of $27,500.

Property and Equipment

Property and equipment are recorded at cost.  Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized.  Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.  As of September 30, 2023, the Company had recorded no depreciation.

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The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition.  In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets.  The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.  As of September 30, 2023, the Company had no fixed assets.

Deferred Offering Costs

The Company complies with the requirements of ASC 340-10.  The Deferred Offering Costs of the Company consist solely of legal and other fees incurred in connection with the capital raising efforts of the Company.  Under ASC 340-10, costs incurred are capitalized until the offering whereupon the offering costs are charged to members’ equity or expensed depending on whether the offering is successful or not successful, respectively.  As of September 30, 2023, the Company had a zero balance of deferred offering costs.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, cryptocurrency valuation and accrued expenses for financial and income tax reporting.  The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized.

The Company is taxed as a C Corporation for federal and state income tax purposes.  As the Company has recently been formed, no material tax provision exists as of the balance sheet date.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of September 30, 2023, unrecognized tax benefits accrual was zero.

The Company is current with its foreign, US federal and state income tax filing obligations and is not currently under examination from any taxing authority.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

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Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230).” ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INCOME TAX PROVISION

As described above, the Company was recently formed and has only incurred costs of its start-up operations and capital raising. As such, no material tax provision yet exists.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its founders.

NOTE 5 – COMMON AND PREFERRED EQUITY

The Company has two classes of stock, common and preferred.

Common Stock

The Company has one class of common stock outstanding, common. It issued shares to its founder and CEO, for services provided in developing the Company to its majority shareholder, Stereo Vision Entertainment, Inc,, and advisors in conjunction with the formation of the Company, and shares issued to investors through the Company’s Form D filing and its Regulation A public offering. The Company has 50,000,000 shares of common stock authorized, of which 5,558,911 shares are issued and outstanding as of September 30, 2023.

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Preferred Stock

The Company has one class of preferred stock, and one series, designated, Series A. It issued these shares to to Stereo Vision Entertainment, Inc., the initial majority stockholder of the Company, for the sum of $100. This resulted in no change in control, and as with the former majority owner of the common stock, the transaction has occurred with a related party as the Company’s Chief Executive Officer serves in that role for both companies. The Company has 10,000 shares of preferred stock authorized, of which 10 shares are issued and outstanding as of September 30, 2023.

The Series A preferred stock has super voting rights giving the holder control of the Company’s voting power. The certificate of designation establishing the Series A Preferred Stock authorizes the holder(s) of the Series A Preferred Stock to vote on all matters submitted to a vote of the holders of the common stock, including, without limitation, the election of directors. No designation of shares of either common or preferred stock, or any other device, may diminish or otherwise affect the voting power of the Series A Preferred Stock without the prior written consent of the holder(s) of Series A Preferred Stock. The record holder(s) of the Preferred A Stock shall have the right to vote on any matter with holders of common stock voting together as one class. A holder of the Series A Preferred Stock shall be entitled to the number of votes on such matters  equal to the results of the calculation described following, whose components are: (a) the number of shares of the Series A Preferred Stock held by such holder being the multiplicand; (b) the number of issued and outstanding shares of the Company’s common stock, on a fully diluted basis as of the record date for the vote, or, if no such record date is established, as of the date such vote is taken or any written consent of stockholders is solicited, being the multiplier; the product of the multiplicand and the multiplier, being the product; the product then becoming the dividend, with the dividend divided by (c) 0.2 (two tenths) being the divisor. The result of the dividend and divisor calculation is the Quotient. The Quotient is equal to the number of votes eligible to be cast by the holder(s) of the Series A Preferred Stock Voting Power.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has received working capital to cover expenses and costs while preparing for the securities offering, and in the period of this report, from its founder and CEO. The balance of these covered costs are recorded as a company liability.

The Company has provided loans to its controlling shareholder and a wholly owned subsidiary of the controlling shareholder. During the six months ended, September 30, 2023, the Company received advances from the Chief Executive Officer for corporate expenses totaling $5,956. These advances are non-interest bearing, unsecured, and due on demand.

In the period of this report, the Company’s Chief Financial Officer (CFO) advanced $275 to the Company, that has been repaid in full in the semi-annual period of this report. The CFO was paid $6,000 for accounting services during the period.

In June 2021, the Company signed a definitive agreement with Biochar Now LLC to build a 120 kiln Eco Allies biochar plant in Florida with Eco Allies owning the majority interest. The CEO of Biochar Now is a director of the Company. Funding sought through the Regulation A public offering would be used to fund the building of the plant and to purchase the land for it if sufficient funds are raised. Biochar Now is to provide the equipment at its cost and also is to provide technical services in the building and operation of the plant. In July 2023, the Company and Biochar Now, expanded the agreement to add an additional facility in Mexico and to expand the number of kilns for each facility to 180 for a total of 360.

In February 2022, the Company issued 10 shares of Series A Preferred Stock to Stereo Vision Entertainment, Inc., the initial majority stockholder of the Company, for the sum of $100. This resulted in no change in control, and as with the former majority owner of the common stock, the transaction has occurred with a related party as the Company’s Chief Executive Officer serves this role for both companies.  On record date April 22, 2022 for Stereo Vision Entertainment, Inc. shareholders, Stereo Vision declared a dividend of 500,000 shares of its common shares held in the Company to Stereo Vision shareholders on a pro rata basis.

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In February 2022, the Board of Directors desired to recognize the efforts of its Founder, John H. Honour, and that of its General Counsel, Arnold F. Sock, for their extensive time investment, unrelenting efforts, and tireless work to advance the Corporation in a variety of ways, such as pursuit of funding, business opportunities, and introductions of persons who could bring connections for business opportunities, and networking, among other efforts and activities, to assist and enhance the Corporation’s business endeavors through their joint and several actions undertaken and continuing to be undertaken; and  recognizing those efforts actions that have occurred, and are ongoing, without which the Corporation would not exist, and continue to exist, be in compliance with SEC rules, and other requirements, as well as be able to continue on its planned path, and without which the Corporation would not be able to advance and expand the opportunities Honour and Sock seek for the Corporation, and without the work they do therefore and otherwise.

The Directors approved of an award package for Honour and for Sock, on a founder’s basis, the following, for the first $2,500,000 raised through the sale of equity only, the amount of One Hundred Twenty Five Thousand Dollars to each. Thereafter, for each $2,500,000 raised, up to $75,000,000 raised in total, only from the sale of the Company’s equity, an additional Sixty-Two Thousand Five Hundred Dollars to each. The obligation to pay any amount described, remain as contingent obligations that arise and are due only upon the receipt by the Company of the equity funding or fundings as herein described, and such amounts are due and payable to the respective heirs of Honour and Sock, in the respective amounts, in the event either or both of them had not survived to receive the amount or amounts due them directly.

Upon the completion of the first raise of $2,500,000, and only once, the Directors approved the issuance to Honour and to Sock of One Million shares of the Company’s common stock to each.

NOTE 7 – ADDITIONAL INFORMATION

Securities Offering

In June 2021 the Securities and Exchange Commission approved an offering up to 20,000,000 shares of common equity in a securities offering exempt from SEC registration under Regulation A, tier 2 in a “best efforts” offering. The Company filed a Form 1-A POS in August 2022, which was qualified by the SEC on August 30, 2022. In August 2023, the Company filed a new Form 1-A POS, which was qualified by the SEC on September 4, 2023. The Company has sold all shares issued under the Regulation A, Tier 2 filing through its officers and directors, without broker dealer involvement. It has not engaged with advisors and other professionals to facilitate the offering, and so has not paid any commissions on sales of its equity. The Company engaged NetCapital to provide a crowdfunding platform and paid $4,000 for the set-up of it. As of September 30, 2022, the Company raised $11,911 ($10,727, net after crowdfunding fees). The offering through the crowdfunding platform closed on August 1, 2022.

Outstanding Loans

The Company has outstanding two loans with shareholders of the Company. These loans are currently past due. The maturity date of the borrowing has been extended by agreement with the lender. Interest was based on an original discount and does not accrue. In light of the overdue status of the these loans, the Company accrued interest on them at the legal rate.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized and in the capacity and on the date indicated.

ECO ALLIES INC.

By,

/s/ John H. Honour

Chief Executive Officer

December 7, 2023

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